United States News Release
Bema Enters “Bought Deal” Financing Agreement for CDN$ 115 Million

Vancouver, August 17, 2006 - Bema Gold Corporation (TSX/NYSE: BGO, AIM: BAU) is pleased to announce that it has entered into an agreement for a “bought deal” financing with a syndicate of Canadian underwriters which have agreed to purchase 18.4 million units of Bema at a purchase price of $6.25 per unit, for aggregate gross proceeds in the amount of $115 million. Each unit will consist of a common share of the Company and a one half of one share purchase warrant. Each whole warrant will entitle the holder to subscribe for a common share of Bema at a price of $10.00 for a period of five years from the Closing Date. Bema plans to use the net proceeds of this financing for further exploration and development of the Kupol Property in Russia and for general corporate purposes.

The offering is scheduled to close on or about September 7th, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

These securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). Symbol: BGO. Bema Gold also trades on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU.
Some of the statements contained in this release are "forward-looking statements" within the meaning of Canadian Securities legislation and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; risks of obtaining required operating permits and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2005, which has been filed with the Securities and Exchange Commission, and the Company's Annual Information Form for the year ended December 31, 2005, which is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.